Sabra Health Care Limited Partnership

Sabra Capital Corporation

18500 Von Karman, Suite 550

Irvine, California 92612

January 21, 2011

BY EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Supplemental Letter with respect to Sabra Health Care Limited Partnership and Sabra Capital Corporation’s Registration Statement on Form S-4

Ladies and Gentlemen:

Sabra Health Care Limited Partnership and Sabra Capital Corporation (together, the “Issuers”) are registering the Issuers’ notes to be issued in an exchange offer (the “Exchange Notes”) pursuant to a Registration Statement on Form S-4 (the “Exchange Offer”) in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Issuers represent as follows:

1. None of the Issuers nor their affiliates have entered into any arrangement or understanding to distribute the Exchange Notes and, to the best of such Issuers’ information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes.

2. Such Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Notes (a) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (b) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3. Such Issuers acknowledge that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K under the Securities Act.

4. Such Issuers will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Old Notes (as defined in the Exchange Offer prospectus) acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Old Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5. Such Issuers will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

a.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes.

b.	If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

SABRA HEALTH CARE
LIMITED PARTNERSHIP

By:	/s/ Harold W. Andrews, Jr.
Harold W. Andrews, Jr.
Chief Financial Officer and Secretary

SABRA CAPITAL CORPORATION

By:	/s/ Harold W. Andrews, Jr.
Harold W. Andrews, Jr.
Chief Financial Officer and Secretary